Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Sara P Crovitz
Partner
scrovitz@stradley.com
202.507.6414

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Ken Ellington

Re:	Fundrise Income Real Estate Fund, LLC File Nos. 333-259996 and 811-23745

Dear Mr. Ellington:

This letter responds to the comments provided regarding the amended registration statement on Form N-2 by Fundrise Income Real Estate Fund, LLC (the “Fund”) filed via the EDGAR system.  We have summarized each of your comments below, in the order you provided them, and have set forth the Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Fund’s registration statement.

1.	Comment: Please also include the unaudited pro forma financial statements that were filed in the Form N-14 in the Form N-2.

Response: The Fund will include the unaudited pro forma financial statements in its next pre-effective amendment.

2.	Comment: Please incorporate by reference the predecessor fund’s financial statements and include an auditor’s consent in the Form N-2.

Response: The Fund will incorporate by reference the predecessor fund’s financial statements and include an auditor’s consent in its next pre-effective amendment.

Mr. Ken Ellington
U.S. Securities and Exchange Commission
December 23, 2021

3.
Comment: Please add back disclosure in footnote 2 of the Fee Table which stated that the Fund expects to use unconsolidated operating entities that will use borrowings, the cost of which will be indirectly borne by shareholders.  If the footnote was removed because it no longer applies to the Fund, please explain why supplementally.

Response: Footnote 4 of the Fee Table discloses that “[a]lthough the Fund does not anticipate any property level expenses related to investments in consolidated real property, the Fund does expect that its unconsolidated operating entities will incur property level expenses, the costs of which will be indirectly borne by shareholders.”

4.	Comment: Please explain supplementally how tax expenses of any taxable REIT subsidiaries will be presented in the Fee Table.

Response: The Fund does not believe that Form N-2 requires these expenses to be disclosed because none of the underlying investments are pooled investment vehicles, and therefore, the Fund respectfully declines to show any tax expenses of taxable REIT subsidiaries in the Fee Table.

5.
Comment: Please confirm if financial statements for predecessor funds include financial highlights.  If they don’t, remove the reference to financial highlights on p.78 under “Financial Statements” where the sentence states: “The financial statements for the Predecessor Funds, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise eREIT XIV, LLC, and Fundrise Real Estate Investment Trust, LLC, including the financial highlights pertaining thereto for the fiscal year of December 31, 2020 and fiscal period of June 30, 2021.”

Response: The reference to financial highlights will be deleted in the in the Fund’s next pre-effective amendment.

* * * * * * * *

Please do not hesitate to contact me at (202) 507-6414, or in my absence, Taylor Brody at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted, /s/ Sara Crovitz Sara Crovitz

Mr. Ken Ellington
U.S. Securities and Exchange Commission
December 23, 2021

cc:	Taylor Brody Kenneth Greenberg Bjorn Hall Benjamin Miller Sarah Nania Michelle Mirabal